FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By	/S/ FUJIO OKADA
Fujio Okada
Associate Senior Vice President

Date: April 18, 2008

1. NEC Announces Revision of Financial Forecasts for Fiscal Year Ended March 31, 2008

2. NEC Announces Loss on Devaluation of Investment Securities for Fiscal Year Ended March 31, 2008

(Translation)

April 18, 2008

NEC Corporation Kaoru Yano, President (Tokyo Stock Exchange, 1st Section; Code Number 6701) Contacts: Makoto Miyakawa
Corporate Communications Division
+81-3-3798-6511

NEC Announces Revision of Financial Forecasts for

Fiscal Year Ended March 31, 2008

Tokyo, April 18, 2008 - NEC Corporation today announced the revisions of its full-year consolidated financial forecasts for the fiscal year ended March 31, 2008, previously disclosed on January 29, 2008.

1. Revision of consolidated financial forecasts for the fiscal year ended March 31, 2008 (April 2007 – March 2008)

(In billions of yen)

	Sales	Operating income	Ordinary income	Net income
Forecast as of January 29, 2008 (A)	4,700.0	130.0	80.0	30.0
Forecast as of April 18, 2008 (B)	4,610.0	150.0	110.0	18.0
Difference (B – A)	-90.0	+20.0	+30.0	-12.0
Change (%)	-1.9	+15.4	+37.5	-40.0

Results for the previous fiscal year (April 2006 – March 2007)	4,652.6	70.0	16.3	9.1

2. Background to the revisions

NEC forecasts consolidated sales of 4,610.0 billion yen, 90.0 billion yen less than the previous forecast. This is mainly due to a decrease in sales of consolidated subsidiaries in the Electron Devices business and the Others business.

Despite a worsening business performance1 of NEC TOKIN Corporation, a consolidated subsidiary of NEC, NEC expects operating income of 150.0 billion yen, 20.0 billion yen increased from the previous forecast, mainly due to an improvement in the areas of Mobile Terminals and Personal Solutions in the Mobile/Personal Solutions business and in the area of Semiconductors in the Electron Devices business.

NEC expects ordinary income of 110.0 billion yen, an increase of 30.0 billion yen as compared with the previous forecast, as a result of an improvement in non-operating income (losses) mainly due to an improvement in equity in earnings (losses) of affiliated companies and a decrease in loss on disposals of fixed assets, in addition to an increase in operating income.

Regarding net income, NEC expects a decrease of 12.0 billion yen from the previous forecast, to 18.0 billion yen. This is mainly due to reduction in extraordinary gain owing to suspension of planned sale of assets taking recent market conditions into consideration, recording of restructuring charges and valuation allowance for partial deferred tax assets1 at NEC TOKIN Corporation and recording of valuation allowance for deferred tax assets2 at NEC Electronics Corporation’s U.S. subsidiary.

Note1: As announced by NEC TOKIN Corporation on January 29, 2008.

Note2: As announced by NEC Electronics Corporation on April 18, 2008.

3. Dividend for the fiscal year ended March 31, 2008

As previously disclosed, NEC expects to pay a year-end dividend of 4 yen per share of common stock for the fiscal year ended March 31, 2008 (which would result in an annual dividend of 8 yen per share, including the interim dividend that has been already paid).

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “targets,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) global economic conditions and general economic conditions in NEC’s markets, (ii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iii) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (iv) NEC’s ability to expand into foreign markets, such as China, (v) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vi) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, (vii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar, (viii) impact of NEC’s announcement that its previously issued financial statements may not be relied upon and inability to prepare the financial statements for inclusion in the 2006 Form 20-F and to restate historical financial statements, and (ix) uncertainty relating to the ongoing informal inquiry by the SEC. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.

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(Translation)

April 18, 2008

NEC Corporation Kaoru Yano, President (Tokyo Stock Exchange, 1st Section; Code Number 6701) Contacts: Makoto Miyakawa
Corporate Communications Division
+81-3-3798-6511

NEC Announces Loss on Devaluation of Investment Securities for Fiscal Year Ended March 31, 2008

NEC Corporation today announced that it will record a loss on devaluation of investment securities owned by NEC and its consolidated subsidiaries which are of significant impairment of their value in comparison to their carrying amount.

1. Loss on Devaluation of Investment Securities for Fiscal Year Ended March 31, 2008 (Consolidated basis)

(In millions of yen)

(A) Loss on devaluation of investment securities for the fiscal year ended March 31, 2008		3,798

(B) Net assets for fiscal year ended March 31, 2007	(A / B × 100)	1,240,123 (0.3%	)

(C) Ordinary income for the fiscal year ended March 31, 2007	(A / C × 100)	16,347 (23.2%	)

(D) Net income for the fiscal year ended March 31, 2007	(A / D × 100)	9,128 (41.6%	)

2. Financial Forecast

For information of the financial forecast for the fiscal year ended March 31, 2008, including this devaluation loss, please see the today’s announcement titled “NEC Announces Revision of Financial Forecasts for Fiscal Year Ended March 31, 2008”.

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “targets,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) global economic conditions and general economic conditions in NEC’s markets, (ii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iii) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (iv) NEC’s ability to expand into foreign markets, such as China, (v) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vi) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, (vii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar, (viii) impact of NEC’s announcement that its previously issued financial statements may not be relied upon and inability to prepare the financial statements for inclusion in the 2006 Form 20-F and to restate historical financial statements, and (ix) uncertainty relating to the ongoing informal inquiry by the SEC. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.

***